16 Points LLC

Statement of Financial Condition
December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30 2026 Estimated average burden hours per response: 12

SEC FILE NUMER
8- 69648

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: 16 Points LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10101 Cond Royal Palm
(No. and Street)

Vega Alta	PR	00692
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathy Sipinick	(212) 897-1686	kefrem@integrated.solutior
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AFFIRMATION

I, Mark Overley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to 16 Points LLC as of 12/31/24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AFF 25,318

RECIBO

4U24-21708114 [redacted]

Sello

03/14/2025
$5.00

Sello de Asistencia Legal

Signature

General Securities Principal

Title

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

YSL & Associates LLC
Certified Public Accountants | Member of Parker Russell International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
16 Points LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of 16 Points LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as 16 Points LLC's auditor since 2016.

New York, NY

March 27, 2025

16 Points LLC

Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	133,659
Fees receivable		304,369
Prepaid expenses		4,257
Total assets	$	442,285

Liabilities and Member's Equity		
Commission payable	$	77,669
Tax payable		40,000
Accounts payable and accrued expenses		1,036
Total liabilities		118,705
Member's equity		323,580
Total liabilities and member's equity	$	442,285

The accompanying notes are an integral part of this financial statement.

16 Points LLC

Notes to Financial Statement
December 31, 2024

1. **Nature of Operations**

   16 Points LLC, (the "Company"), a New York limited liability company, is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company makes referrals to investment managers and companies raising capital through private placements of securities, or other broker-dealers and firms with a similar business.

   The Company is wholly-owned by 16 Points Holdings LLC.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Account receivable and contract balance
   Accounts receivable is comprised of receivables for fees and at times expense reimbursements. The Company evaluates the collectability of its accounts receivable and determines if an allowance for uncollectible accounts is necessary based on historical payment information or known customer financial concerns.

   Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract.

   The beginning and ending balance of receivables, contract assets and contract liabilities are presented below:

	Receivables	Contract Assets	Contract Liabilities
Balance, January 1, 2024	$ 188,289	$ -	$ -
Balance, December 31, 2024	$ 304,369	$ -	$ -

2.   **Summary of Significant Accounting Policies (continued)**

Credit Losses
The guidance under ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses.   The Company's expectation is that the credit risk associated with fees and other receivables is not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2024.

Income Taxes
The Company is a single member limited liability company for income tax purposes. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes. The Company is not required to file a separate Federal tax return.

The Company is required to file the LLC information return in Puerto Rico and has paid tax withholding on behalf of the member, which is treated as distribution to the member. The Company is also liable for local municipal tax. During the year, the Company accrued $40,000 related to these tax obligations.

As of December 31, 2024, management has determined that the Company has no uncertain tax positions which would require financial statement recognition. The determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Segment Reporting
The Company is engaged in a single line of business, making referrals to investment managers and companies raising capital through private placements of securities, or other broker dealers and firms with a similar business. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses net income and net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, retaining profits in the Company or making distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

3.   **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $92,623 which exceeded the minimum required net capital by $87,623.

4.   **Compliance with Rule 15c3-3**

The Company does not handle cash or securities on behalf of customers. Therefore, it is not affected by SEC Rule 15c3-3.

5.   **Related Party Transactions**

The Company maintains an Expense Sharing Agreement with its Parent. The Parent provides office space, accounting, administrative and other services to the Company. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate its Parent for any or all shared costs paid on its behalf. These costs have not been recorded on the books of the Company.

During the year, the Parent company paid commission expenses approximately $69,000 on behalf of the Company. This amount was subsequently reimbursed in full by the Company.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

The General Securities Principal of the Company owns 80% of the Parent company.

6.   **Concentrations**

Approximately 82% of the total revenues for the year ended December 31, 2024, was earned from two clients.

Four of the Company's accounts receivable accounted for approximately 77% of the accounts receivable balance at December 31, 2024.

All of the Company's cash is maintained in a single financial institution. The Company does not consider itself to be at risk with respect to this concentration.

7.   **Subsequent Events**

The Company has evaluated events or transactions that may have occurred subsequent to December 31, 2024 and through the date the financial statements were issued and determined that there are no material events that would require disclosure in the Company's financial statements.